Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Term sheet to Product Supplement No. 1-II Registration Statement No. 333-177923 Dated January 29, 2014; Rule 433

Callable Step-Up Fixed Rate Notes due February 19, 2032 $

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 19, 2032, subject to postponement as described below.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under “Interest Rate” below, but is also willing to accept the risk that the notes will be called prior to the Maturity Date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. See “Selected Risk Considerations” in this term sheet.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this term sheet.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about February 13, 2014 and are expected to settle on or about February 19, 2014.

Key Terms

Payment at Maturity:	If your notes have not been previously called on a Redemption Date, on the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Call Feature:	On the 19th day of February and August of each year, beginning on February 19, 2021 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Accrual Period Convention described below and in the accompanying product supplement.
Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no.1-II dated April 5, 2013.
Interest Payment Date:	Interest on the notes will be payable in arrears on the 19th day of February and August of each year, commencing on August 19, 2014, to and including the Maturity Date or, if applicable, the Redemption Date, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
	From (and including)	To (but excluding)	Interest Rate
	February 19, 2014	February 19, 2021	4.00% per annum
	February 19, 2021	February 19, 2025	4.25% per annum
	February 19, 2025	February 19, 2029	4.50% per annum
	February 19, 2029	February 19, 2032	5.50% per annum
The dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	On or about February 13, 2014, subject to the Business Day Convention.
Original Issue Date (settlement date):	On or about February 19, 2014, subject to the Business Day Convention.
Maturity Date:	February 19, 2032, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126NUA3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $15.00 per $1,000 principal amount note and in no event will these selling commissions exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $970.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February , 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109212502566/e52525_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this term sheet. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described on the cover of this term sheet and in the accompanying product supplement.
•	TAX TREATMENT – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including with respect to the treatment of any original issue discount on the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013.

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest
Callable Step-Up Fixed Rate Notes	TS-1

your funds at the same rate as the original note. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this term sheet. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a stepped-up rate note, you should not focus on the highest stated Interest Rate, which usually is the final stepped-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the interest rate you are receiving for that specific Interest Period may be less than a note issued at such time.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should only purchase the notes if you are comfortable receiving the stated interest rates set forth on the front cover of this term sheet for the entire term of the notes.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $970.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	TAX DISCLOSURE – The information under “Tax Treatment" in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Tax Treatment" in a supplement to this term sheet on or before the business day immediately preceding the Original Issue Date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
Callable Step-Up Fixed Rate Notes	TS-2

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rates for an Interest Period are calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the number of calendar days in the applicable Interest Period is 180.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is February 19, 2021, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 4.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 4.00% × (180/360) = $20.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Redemption Date. Therefore, you will receive $1,020.00 for each $1,000 principal amount note ($1,000 of principal plus $20.00 of interest) on such Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on a Redemption Date and the Interest Payment Date is February 19, 2021, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 4.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 4.00% × (180/360) = $20.00

We will pay you an interest payment of $20.00 for each $1,000 principal amount note on such Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments and a payment of principal at maturity or on the applicable Redemption Date, if any.

Example 3: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on such Maturity Date at an Interest Rate equal to 5.50% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.50% × (180/360) = $27.50

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Maturity Date. Therefore, you will receive $1,027.50 for each $1,000 principal amount note ($1,000 of principal plus $27.50 of interest) on such Maturity Date, and you will not receive any further interest or principal payments from us.

Callable Step-Up Fixed Rate Notes	TS-3